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12010475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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3/11/12

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

X

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

W.H. MELL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 SPRINGFIELD AVENUE
(No. and Street)

SUMMIT (City) NEW JERSEY (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. BRADLEY MELL (908)273-4550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name - if individual, state last, first, middle name)

293 EISENHOWER PARKWAY, SUIE 290 (Address) LIVINGSTON (City) NEW JERSEY (State) 07039-1711 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

W.H. MELL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS		December 31, 2011		2010
Cash and cash equivalents	$	833,291	$	806,066
Deposit with clearing broker		100,000		100,000
Securities owned - trading		8,725,350		13,211,463
Investment in subsidiary		25,568		34,074
Interest receivable		206,768		317,019
Fixed assets, net of accumulated depreciation		100,962		102,186
Security deposits		750		6,563
Other assets		79,669		63,118
	$	10,072,358	$	14,640,489

LIABILITIES AND STOCKHOLDER'S EQUITY

		2011		2010
LIABILITIES:				
Payable to clearing broker	$	7,492,986	$	11,804,571
Securities sold, not yet purchased		35,531		45,197
Accounts payable and other accrued expenses		398,674		704,026
Total Liabilities		7,927,191		12,553,794
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDER'S EQUITY:				
Common stock - no par value; authorized 2,500 shares, issued and outstanding 1,200 shares		898,211		898,211
Retained earnings		1,246,956		1,188,484
Total Stockholder's Equity		2,145,167		2,086,695
	$	10,072,358	$	14,640,489